                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    292554102
                                  -------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 21, 2003
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 292554102                 13D



(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Consolidated Press International Holdings Limited
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a)
         GROUP                                          ------------------------
                                                        (b)
                                                        ------------------------
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS                                                OO

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION             Commonwealth of the
                                                          Bahamas

--------------------------------------------------------------------------------
                              (7)      SOLE VOTING POWER              None
Number of Shares             --------------------------------------------------
Beneficially Owned            (8)      SHARED VOTING POWER
by Each Reporting                                                4,920,705
Person With                  --------------------------------------------------
                              (9)      SOLE DISPOSITIVE POWER
                                                                      None
                             --------------------------------------------------
                              (10)     SHARED DISPOSITIVE POWER
                                                                 4,920,705
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                                4,920,705

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN                         [ ]
         ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  23.1%
         ROW (11)

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON                                  HC, CO

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CUSIP No. 292554102                 13D



(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         C.P. International Investments Limited
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a)
         GROUP                                          ------------------------
                                                        (b)
                                                        ------------------------
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS                                                OO

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION             Commonwealth of the
                                                          Bahamas

--------------------------------------------------------------------------------
                              (7)      SOLE VOTING POWER              None
Number of Shares             --------------------------------------------------
Beneficially Owned            (8)      SHARED VOTING POWER
by Each Reporting                                                4,920,705
Person With                  --------------------------------------------------
                              (9)      SOLE DISPOSITIVE POWER
                                                                      None
                             --------------------------------------------------
                              (10)     SHARED DISPOSITIVE POWER
                                                                 4,920,705
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                                4,920,705

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN                         [ ]
         ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  23.1%
         ROW (11)

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON                                      CO

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                         AMENDMENT NO.8 TO SCHEDULE 13D


          This Amendment No.8 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001, Amendment No. 2, dated August 28, 2001, Amendment No. 3, dated March 4, 2002, Amendment No. 4, dated April 18, 2002, Amendment No. 5, dated August 26, 2003, Amendment No. 6, dated August 29, 2003 and Amendment No. 7 dated September 26, 2003 (the "Schedule 13D"). Items 4 and 5 are hereby supplemented. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 4.   Purpose of Transaction.

          Item 4 is supplemented as follows:

          On October 21, 2003, the Reporting Persons sold an additional 303,199 shares to the underwriters for $10.34 per share pursuant to the overallotment option granted the underwriters under the Underwriting Agreement, dated September 25, 2003, among the Company, the selling stockholders named therein and the several underwriter parties thereto.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) Following the sale of Common Stock described in Item 4, the Reporting Persons own 4,920,705 shares of Common Stock, or approximately 23.1% of the Company's outstanding shares of Common Stock (computed on the basis of 21,273,038 shares of Common Stock outstanding as advised by the Company).

          (b) CPII has sole voting and dispositive power with respect to the 4,920,705 shares of Common Stock. CPIHL may be deemed to have beneficial ownership by virtue of its ownership of 100% of the capital stock of CPII.

          (c) See Item 4 above.

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                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: October 21, 2003


                               Consolidated Press International Holdings Limited



                               By /s/ Michael Karagiannis
                                  --------------------------------------
                                  Name:   Michael Karagiannis
                                  Title:  Director



                               C.P. International Investments Limited



                               By /s/ David John Barnett
                                  --------------------------------------
                                  Name:   David John Barnett
                                  Title:  Director






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